TRINITY WEALTH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2025

These financial statements and schedules should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52801

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Trinity Wealth Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6550 W. Hillsborough Avenue, Suite 130

(No. and Street)

Tampa	**FL**	**33634**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Mickool	**(813) 333-1683**	jason.mickool@floridafa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC

(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	**Chesterfield**	**MO**	**63005**
(Address)	(City)	(State)	(Zip Code)
02/24/2009		**3372**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Mickool _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trinity Wealth Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jason Mickool*

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRINITY WEALTH SECURITIES, LLC

TABLE OF CONTENTS



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Management of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The accompanying Statement of Net Capital (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) are presented for purposes of additional analysis and are not a required part of the financial statements. We have not audited or reviewed this information and do not express an opinion or provide any assurance on it.

260 CHESTERFIELD INDUSTRIAL BLVD   CHESTERFIELD, MO 63005   PHONE 636/530-1040   FAX 636/530-1101

Holt & Patterson, LLC
Chesterfield, MO

We have served as Trinity Wealth Securities, LLC's auditor since 2018.

March 2, 2026

TRINITY WEALTH SECURITIES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$1,941,747
Prepaid and Other Assets	334,636
Total Assets	$2,276,383

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$20
Commissions Payable	359,173
Due to Related Party	186,471
Total Liabilities	545,664

MEMBER'S EQUITY

Total Member's Equity	1,730,719
Total Liabilities and Member's Equity	$2,276,383

TRINITY WEALTH SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2025

REVENUES

Commissions	$14,064,827
Total Revenues	14,064,827

EXPENSES

Commission Expense	6,061,042
Insurance Expense	18,615
Office Expense	36,761
Occupancy Expenses	137,775
Professional Fees	103,193
Regulatory Fees	153,683
Total Expenses	6,511,068

NET INCOME	$7,553,758

TRINITY WEALTH SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Total Member's Equity
Beginning Balance January 1, 2025	$1,176,961
Net Income	7,553,758
Distributions to Member	(7,000,000)
Ending Balance December 31, 2025	$1,730,719

TRINITY WEALTH SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$7,553,758
Adjustments to reconcile net loss to net cash	
used in operating activities:	
(Increase) decrease in assets	
Due from Brokers	3,092
Prepaid and Other Assets	(145,577)
Increase (decrease) in liabilities	
Accounts Payable	(5,955)
Commissions Payable	116,416
Due to Related Party	169,372
Total adjustments	137,348
Net cash provided by operating activities	7,691,106

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Member	(7,000,000)
Net cash used in financing activities	(7,000,000)
Net Increase in cash	691,106
Cash at beginning of year	1,250,641
Cash at end of year	$1,941,747

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:	
Interest	$0
State income taxes	$0

The accompanying notes are an integral part of these financial statements

TRINITY WEALTH SECURITIES, LLC

Notes to Financial Statements
December 31, 2025

Note 1: ORGANIZATION

Trinity Wealth Securities, LLC (the "Company" or "TWS") was organized on June 12, 2000, and provides services as a registered broker and dealer. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Florida-Trinity Holdco, LLC ("Parent") and has elected "S" Corporation status for tax purposes.

The Company operates as an introducing broker and primarily deals in mutual funds and variable annuities. The Company files an Exemption Report relying on the 15c-3-3 (k)(1) exemption provision.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. All the Company's cash is held at high credit quality financial institutions.

(c) Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(d) ASC 606 Revenue Recognition

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Mutual Fund and Variable Annuity Commissions: The company generates revenue from selling mutual funds (application way) and variable life insurance or annuities. The revenues are deemed to be generated at a point in time at the time of sale.

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

Notes to Financial Statements
December 31, 2025

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocation resources and assesses performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the Organization and Summary of Significant Accounting Policies footnotes above.

(e) Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2024, no valuation allowance was deemed necessary.

(f) Income Taxes

The Company is a Limited Liability Company and has elected to be taxed as an "S" Corporation for both federal and state tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported on the member's income tax return.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2023 through 2025.

Note 3: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 - Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2025.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by any of the counterparties.

Note 5: RELATED PARTIES

The Company has an expense sharing agreement with Florida Financial Insurance, LLC ("FF I"), which is an affiliated entity through common ownership. The expense share covers rent, office supplies, telephone and internet expenses. During the year ended December 31, 2025, the amount accrued and due to the affiliate pursuant to the expense share agreement was $186,471. The amount due to FFI related to the Expense Sharing Agreement at December 31, 2025 was $186,471. The payable was relieved on January 13, 2026 when transfer was initiated to FFI's bank account.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which in this case is $36,378. As of December 31, 2025, the Company's net capital of $1,459,799 exceeded the minimum net capital requirement of $36,378 by $1,423,421, and the Company's ratio of aggregate indebtedness of $545,664 to net capital was 0.37:1 which is less than the 15:1 maximum ratio required.

Note 7: LEASE OBLIGATIONS

In accordance with FASB ASU 2016-02, the Company is required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). As of December 31, 2025, the Company did not have a long-term lease commitment. During the year ended December 31, 2025, rent and occupancy costs totaled $174,471.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2025, through March 2, 2026, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

TRINITY WEALTH SECURITIES, LLC

Schedule I
Statement of Net Capital
December 31, 2025

	Focus 12/31/25	Audit 12/31/25	Change
Members' Equity, December 31, 2025	$1,730,719	$1,730,719	$0
Less: Non-allowable Assets			
Prepaid and Other Assets	$270,920	$270,920	$0
Tentative net capital	$1,459,799	$1,459,799	$0
Haircuts	$0	$0	$0
Undue Concentration	$0	$0	
NET CAPITAL	$1,459,799	$1,459,799	$0
Minimum Net Capital	$36,378	$36,378	$0
Excess Net Capital	$1,423,421	$1,423,421	$0
Aggregate indebtedness	$545,664	$545,664	$0
Ratio of Aggregate Indebtedness to Net Capital	.37:1	.37:1	

Reconciliation: There were no noted differences between the audited financial statements and the Focus filed at December 31, 2025.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company did not make a computation for determination of reserve requirements pursuant to Rule 15c3-3 as the Company is exempt under Rule 15c3-3(k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2025

The Company did not supply information relating to possession or control requirements pursuant to Rule 15c3-3 as the Company is exempt under Rule 15c3-3(k)(1).

TRINITY WEALTH SECURITIES, LLC
Exemption Report
For the Year Ended December 31, 2025

Trinity Wealth Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

2) Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Jason Mickool*

Title: CEO



HOLT &

PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provision) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO

March 2, 2026